EXHIBIT 99.7: PRESS RELEASE
LDK Solar Announces Pricing of Follow-on Public Offering of 16.52 million American Depositary Shares
XINYU CITY, China and SUNNYVALE, Calif., December 18, 2009 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today priced a follow-on offering of 16,520,000 American depositary shares (“ADSs”), each representing one ordinary share, at a price to the public of $7.00 per ADS, with an additional 2,478,000 ADSs if the underwriters decide to fully exercise their over-allotment option in connection with the offering. All the net proceeds from this offering will go to the Company.
LDK Solar expects to use approximately $90.0 million of its net proceeds to pay down short-term debt and the remaining proceeds to fund the polysilicon production plant and the expansion of the solar module business, and for general corporate purposes.
Morgan Stanley and Citi are acting as joint bookrunners for the offering. LDK Solar’s F-3 registration statement (Registration No. 333-160110) is available and the final prospectus supplement will be available, each from the SEC website at www.sec.gov.
A copy of the final prospectus supplement with the accompanying prospectus relating to the offering may be obtained by contacting: Morgan Stanley & Co. Incorporated, Prospectus Department, 180 Varick Street, New York, NY 10014; Attention: Prospectus Department or by e-mail at prospectus@morganstanley.com or Citi, Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, telephone toll-free at (800) 831-9146. This press release is not an offer to sell or the solicitation of an offer to buy securities. Any offers of the above securities will be made pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

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